SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K
 Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 24, 2003
Commission File Number: 001-9266

National Westminster Bank Plc

135 Bishopsgate
London EC2M 3UR
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

16 June 2003
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

The certification set forth below is being submitted to the Securities and Exchange Commission solely for the purpose of complying with Section 1350 of Chapter 63 of Title 18 of the United States Code. This certification is not to be deemed filed pursuant to the Securities Exchange Act of 1934 and does not constitute a part of the Annual Report on Form 20-F (the “Report”) accompanying this letter.

Frederick Anderson Goodwin, Group Chief Executive, and Frederick Inglis Watt, Group Finance Director, of National Westminster Bank Plc, each certifies that, to the best of his knowledge:

1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of National Westminster Bank Plc.

/s/ Fred Goodwin

Group Chief Executive

/s/ Fred Watt

Group Finance Director

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 June 2003

NATIONAL WESTMINSTER BANK Plc (Registrant)

By:

	Name:	H Campbell
	Title:	Head of Group Secretariat